Bright Minds Announces Effective Date of Share Consolidation

Vancouver, British Columbia, July 11, 2023 – Bright Minds Biosciences Inc. (CSE: DRUG) (NASDAQ: DRUG) (“Bright Minds” or the “Company”), a biotechnology company focused on developing novel drugs for the targeted treatment of neuropsychiatric disorders, epilepsy, and pain, announces that, further to its news release on June 22, 2023, the Company will consolidate its common shares (the “Common Shares”) on a five (5) to one (1) basis (the “Consolidation”).

The Company’s post-Consolidation Shares are expected to begin trading on the Canadian Securities Exchange and The NASDAQ Capital Market on July 14, 2023. The name of the Company and trading symbol will remain the same after the Consolidation.  Following the Consolidation, the Company’s CUSIP number will be 10919W405 and the new ISIN number will be CA10919W4056.

No fractional Common Shares will be issued upon the Consolidation. In the event a holder of Common Shares would otherwise be entitled to receive a fractional Common Share in connection with the Consolidation, the number of Common Shares to be received by such shareholder will be rounded down to the next whole number if that fractional Common Share is less than one half (1/2) of a Common Share, and will be rounded up to the next whole number of Common Shares if that fractional Common Share is equal to or greater than one half (1/2) of a Common Share.

Letters of transmittal with respect to the Consolidation will be mailed to all registered shareholders of the Company. All registered shareholders will be required to send their respective certificates representing the pre-Consolidation Common Shares along with a properly executed letter of transmittal to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), in accordance with the instructions provided in the letter of transmittal. Additional copies of the letter of transmittal can be obtained through Computershare at 1-800-564-6253. All shareholders who submit a duly completed letter of transmittal along with their respective pre-Consolidation Common Share certificate(s) to Computershare will receive a post-Consolidation Common Share certificate or Direct Registration Advice representing the post-Consolidation Common Shares.

About Bright Minds

Bright Minds is focused on developing novel transformative treatments for neuropsychiatric disorders, epilepsy, and pain. Bright Minds has a portfolio of next-generation serotonin agonists designed to target neurocircuit abnormalities that are responsible for difficult to treat disorders such as resistant epilepsy, treatment resistant depression, PTSD, and pain. The Company leverages its world-class scientific and drug development expertise to bring forward the next generation of safe and efficacious drugs. Bright Minds’ drugs have been designed to potentially retain the powerful therapeutic aspects of psychedelic and other serotonergic compounds, while minimizing the side effects, thereby creating superior drugs to first-generation compounds, such as psilocybin.

Investor Contacts:

Lisa Wilson

E: lwilson@insitecony.com

T: 917-543-9932

Ian McDonald

CEO and Director

E: ian@brightmindsbio.com

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this new release, other than statements of historical facts, that address events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this news release include, without limitation, statements related to the completion of the Consolidation. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this news release.